UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to Memorandum and Articles of Association

On December 20, 2021, Ebang International Holdings Inc. (the “Registrant”), acting pursuant to authority received at its annual general meeting of shareholders held on December 15, 2021, filed Second Amended and Restated Memorandum of Association and Articles of Association (the “Second A&R Memorandum and Articles”), with the General Registry Department of the Cayman Islands, thereby authorizing, among others, (i) that the Registrant may (but shall not be obligated to) hold an annual general meeting of shareholders in each calendar year, subject to Cayman Islands laws and the rules of the NASDAQ Global Select Market; and (ii) instead of, or in addition to, a holding of a physical meeting, that the Registrant may hold hybrid and/or electronic meetings when hosting annual general meetings or extraordinary general meetings of shareholders.

The foregoing description of the Second A&R Articles is qualified in its entirety by reference to the Second A&R Memorandum and Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: December 21, 2021	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Memorandum of Association and Articles of Association of Ebang International Holdings Inc.

2